

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

John Rettig
Chief Financial Officer
Bill.com Holdings, Inc.
1800 Embarcadero Road
Palo Alto, CA 94303

Re: Bill.com Holdings, Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2020
      Filed August 31, 2020

Dear Mr. Rettig:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Nicholas Dumont